[redacted]

SECURITI[barcode]ISSION

04016196

AH 3/22/2004

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2/27/04

VH 3-24-04

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 7 2004
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8174

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
M & J Kaplan Co. Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Neil G. Carousso, CPA

(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

NEIL G. CAROUSSO, CPA
24-44 FRANCIS LEWIS BLVD, WHITESTONE, NEW YORK 113
TEL.: (718) 767-3300 • FAX: (718) 767-3700

To the Stockholder's of
M&J Kaplan Company, Inc.

In planning and performing my audit of the financial statments and supplemental schedules of M&J Kaplan Company, Inc. (the Company), for the year ended December 31, 2003, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;
2. Recordation of differences required by rule 17a-13;
3. Complying with requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employeees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be inadequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the stockholders, management, SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchage Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Neil G Carousso

Neil G. Carousso CPA
Whitestone, New York
February 3, 2004

M & J KAPLAN COMPANY, INC.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003
WITH
INDEPENDENT AUDITORS' REPORT

M & J KAPLAN COMPANY, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2003

CONTENTS

NEIL G. CAROUSSO, CPA
24-44 FRANCIS LEWIS BLVD, WHITESTONE, NEW YORK 11357
TEL.: (718) 767-3300 • FAX : (718) 767-3700

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Board of Directors of
M & J Kaplan Company, Inc.

I have audited the accompanying statement of financial condition of M & J Kaplan Company, Inc. (the Company) as of December 31, 2003, and the related statements of operations and comprehensive income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M & J Kaplan, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Neil G Carousso
Neil G. Carousso, CPA

Whitestone, New York
February 3, 2004

M & J KAPLAN COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

CURRENT ASSETS	
Cash and cash equivalents	$20,803
Prepaid expenses	642
Commissions receivable	4,000
TOTAL CURRENT ASSETS	25,445
OTHER ASSETS	0
TOTAL ASSETS	$25,445

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 3,891
Commissions payable	4,000
Taxes payable	100
TOTAL CURRENT LIABILITIES	7,991
LONG TERM LIABILITIES	0
TOTAL LIABILITIES	7,991
STOCKHOLDERS' EQUITY	
Capital Stock – Common shares no par value, authorized 120 shares; issued and outstanding 120 shares	5,200
Additional paid in capital	5,000
Retained earnings	7,254
TOTAL STOCKHOLDERS' EQUITY	17,454
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$25,445

The accompanying notes are an integral part of these financial statements.

M & J KAPLAN COMPANY, INC.

STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

INCOME		
Securities commissions	$ 85,339	
Insurance commissions	4,877	
Interest income	109	
TOTAL INCOME		$ 90,325
GENERAL AND ADMINISTRATION EXPENSES		20,571
NET INCOME		69,754
DISTRIBUTIONS TO STOCKHOLDERS		62,500
RETAINED EARNINGS – JANUARY 1, 2003		$ 0
RETAINED EARNINGS – DECEMBER 31, 2003		$ 7,254

The accompanying notes are an integral part of these financial statements.

M & J KAPLAN COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

STOCKHOLDERS' EQUITY – January 1, 2003	$12,200
PLUS:	
NET INCOME FOR THE YEAR	69,754
LESS:	
REDUCTION OF PAID-IN-CAPITAL	2,000
DISTRIBUTIONS TO STOCKHOLDERS	62,500
STOCKHOLDERS' EQUITY – DECEMBER 31, 2003	$17,454

The accompanying notes are an integral part of these financial statements.

M & J KAPLAN COMPANY, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 69,754
Adjustments to reconcile net income to net Cash provided (used) by operating activities:	
Changes in assets and liabilities:	
Increase in accounts payable	1,160
Decrease in taxes payable	(1,571)
NET CASH PROVIDED BY OPERATING ACTIVITIES	69,343
CASH FLOWS FROM INVESTING ACTIVITIES:	0
CASH FLOWS FROM FINANCING ACTIVITIES:	
Decrease in Additional-Paid-in-Capital	(2,000)
Distribution to Stockholders	(62,500)
NET CASH APPLIED TO FINANCING ACTIVITIES	(64,500)
NET INCREASE IN CASH AND CASH EQUIVALENTS	4,843
CASH AND CASH EQUIVALENTS - BEGINNING	15,960
CASH AND CASH EQUIVALENTS – ENDING	$ 20,803

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year ending December 31, 2003 for interest	-0-

The accompanying notes are an integral part of these financial statements.

M & J KAPLAN COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business :

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates pursuant to SEC rule 15c3-3 (k) (1), limiting business to the distribution of mutual fund shares on a subscription basis and/or variable life insurance and annuities. The company is a licensed insurance agent and gives insurance as well as investment advice.

Basis of Accounting :

The financial statements are prepared using the accrual basis of accounting.

Use of Estimates :

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes :

The Company with the consent of its stockholders has elected to be an "S" Corporation under the Internal Revenue Code. The stockholders are taxed individually on their proportionate share on the company's taxable income. Therefore, no provision or liability for federal income taxes has been recorded. The company is taxed by the state based on its taxable income.

Cash Equivalents :

For purpose of the statement of cash flows, the Company considers all cash and other highly liquid investments with initial maturities of three months or less to be cash equivalents.

NOTE 2 – SUBORDINATED BORROWINGS:

There are no subordinated borrowings at December 31, 2003.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1 (a) (2) (vi)), which requires the maintenance of minimum net capital of $5,000. At December 31, 2003 the Company had net capital of $16,774, which was $11,774 in excess of its required net capital.

M & J KAPLAN COMPANY, INC. Schedule 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

Total Capital	$ 17,454
Deductions and/or changes:	
Nonallowable assets:	
Prepaid expenses	642
Net capital before haircuts on securities Positions (tentative net capital)	16,812
Haircut on Certificate of Deposit	38
Net Capital	$ 16,774
Aggregate indebtedness:	
Items included in statement of financial condition:	
Accounts payable	$ 3,891
Commissions payable	4,000
Taxes payable	100
Total Aggregate indebtedness	$ 7,991
Computation of basic net capital requirement	
Minimum net capital required	$ 5,000
Excess net capital	$11,774
Percentage of aggregate indebtedness to net capital	47.64%

Reconciliation with Company's computation (included in Part IIA of form X-17A-5 as of December 31, 2003)	
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 17,291
Audit adjustment to reflect unrecorded expenses	(479)
Haircut on 7 month Certificate of Deposit	(38)
Net Capital per above	$ 16,774

The company claims exemption under SEC rule 15c3-3 on the basis that the Company's business is limited to the distribution of mutual funds on a subscription basis and variable life insurance and annuities.